Exhibit 99.(e)(2)

Budget Speech

Mr Speaker,

I move that the Appropriation (2009/10 Estimates) Bill be now read a second time.

Six months ago, this Government was elected on a platform of enterprise and growth. The National led Government is ambitious for New Zealand. We want New Zealanders to realise their aspirations through better opportunities in a prosperous, competitive and open economy.

A domestic recession, followed by the worst global recession since the 1930s, makes these ambitions challenging.

The Government is determined to address these issues honestly and responsibly. Our partners in government, ACT, the Māori Party and United Future, share our commitment to the challenge of managing through the recession.  Stable government is critical in a turbulent time.

By taking firm, early and decisive action, the Government is managing the downturn to cushion the immediate impact on New Zealanders and to enhance future growth.  The Government is determined that the economy will make the adjustments it needs and emerge in better shape once the recession ends.

We are particularly concerned that the economy creates new jobs. The burden of a recession falls most harshly on those who lose their jobs and on their communities.  We owe them every effort to create the opportunity for a new job.

This Budget fulfils many of our pre-election commitments.  These, together with the agreements made with support parties, have been given first priority on available resources.

Protecting the most vulnerable is a priority.

The Government will safeguard entitlements to income support. Low income and older New Zealanders need security when times are uncertain. That’s why this Budget maintains New Zealand Superannuation, benefits, student support, and Working for Families.

The Government will increase funding for public services.  Core Crown expenditure, excluding finance costs, in the year to June 2010, is projected to rise by $3.0 billion compared with the previous year.

Within this increased funding, less effective spending is redirected to higher priority areas.  This Budget sets out the first steps in the Government’s drive to deliver better, smarter public services.  It will be an ongoing task as long as public needs grow and budget deficits persist.

This Budget restricts the increase in public debt to manageable levels. Treasury’s December forecasts showed a dramatic and indefinite rise in debt levels.  This is unacceptable to this Government because we do not want to saddle future generations with the cost of short term policies.

And the Budget outlines the first steps on the long road to raising productivity, lifting economic performance and closing the income gap with Australia.

Mr Speaker,

This Budget addresses the major economic issues facing New Zealand.

World growth is at its weakest in three generations.

Countries buying our products are in recession. The euro area countries, the United States and the United Kingdom economies are all forecast to shrink by around 3 per cent or more during 2009.

The situation in Asia is even more severe.  The major Asian economies, China excepted, are expected to contract by more than 5 per cent this year.

Australia’s economy is faring relatively better.  Even so, our largest market will also contract this year.

Overall, the OECD forecasts that GDP in its member countries will drop by 4.3 per cent in 2009.  This is the largest, most synchronised decline since the Second World War.

These events have highlighted longer-term weaknesses in our own economy.

By the time of the election, New Zealand had been in recession for almost a year.  It is likely that the economy is now experiencing its sixth successive quarter of contraction.

Imbalances in our economy have been laid bare by the global recession.

The first imbalance is in the government’s books. What appeared to be permanent surpluses have rapidly swung to large deficits. The first signs of deficit emerged in the 2008 Pre-election Economic and Fiscal Update.  Now, 15 years of surpluses may be followed by a decade of deficits.

In addition, New Zealand continues to spend more than it earns and finance the difference by excessive borrowing.  Household debt has increased 51 per cent since 2004.  The cost to households of servicing this debt had almost doubled prior to the recent drop in interest rates.

These trends are apparent in the nation’s current account deficit.  This has persisted at or near record levels of around 8 to 9 per cent of GDP over the past three years.  New Zealand’s accumulated net debt to foreigners rose from $93 billion in 2000 to $168 billion today.

Further, New Zealand’s productivity performance has been poor over the past decade.  Ultimately, better productivity growth is the only way to create jobs and sustain high living standards.

The common elements to each of these imbalances are excessive growth of the domestic and consumption sectors of the economy.  Meanwhile there has been insufficient growth and investment in those parts of the economy that either export or compete with foreign producers.

Between 2004 and 2008, import volumes grew at around three times the rate of export volumes.  Indeed export volumes have on average grown by less than 2 per cent annually over the past five years.  It has been hard being an exporter in recent times.

The economic slowdown that started in early 2008 was the product of a decade when we spent more and borrowed more while we saved less.

An adjustment in the right direction is already underway.  The New Zealand dollar has fallen by around 25 per cent.  Household borrowing has slowed and the saving rate has increased. House prices have eased and consumption has slowed.

The depth of the global recession means we will have to adjust faster to less borrowing and more productive investment. The adjustment will be harsher if it is forced on us by lenders reluctant to pay our bills.

So the global recession has leant more urgency to a programme to lift productivity, build business confidence and investment and create jobs.

The Government’s stimulus measures will in the short term cushion the community against greater job losses and sharper declines in consumption. But in the long term New Zealand must balance its economy in favour of more investment and jobs in internationally competitive industries.

That is the only way we will create new, sustainable and worthwhile jobs.

Mr Speaker,

In this Budget we will continue to support public services and help New Zealanders through the downturn.

We will initiate a programme to lift productivity, improve competitiveness and sharpen New Zealand’s future economic performance.

We will consolidate the Government’s fiscal position, keep debt under control and ensure that Crown finances are properly managed.

Mr Speaker,

The Government has been active in softening the sharp edges of this recession.  The package of initiatives has been likened to a “rolling maul”.

The Government now guarantees deposits in New Zealand banks, and many building societies, credit unions and finance companies.

We have introduced temporary additional support through our ReStart Package for those worst hit by redundancy. ReStart is already helping around 1,400 families.

We have launched our Small Business Relief Package, which makes it simpler and less expensive for small businesses to manage cash flows and pay taxes.

We are fast-tracking close to $500 million of infrastructure investment in school improvements, state housing upgrades, and roading projects.

We are developing the best ideas from the Prime Minister’s Job Summit. These include the “nine-day working fortnight”, increasing education options for young people, and the national cycleway. The Job Support scheme is already helping workers keep their jobs.

Above all, we have maintained financial stability through turbulent times.  This is the single most important thing that government can do to maintain existing jobs and to create new ones.

Mr Speaker,

This Government came into office with a plan to lift New Zealand’s economic performance.

Our productivity initiatives fall into three broad areas: improving the business environment and removing roadblocks to growth; investment in productive infrastructure; and improving the way government works.

The business environment will be improved by a thorough review of government regulation.

We have started by streamlining and simplifying the Resource Management Act.  We will also reform the Building Act.  We will change the Overseas Investment Act and review telecommunications regulation.

A review of the electricity industry will begin reporting back next month.

We are reviewing a range of environmental legislation, including all aspects of water management.  In each case, we will redesign the legislation to allow quick and efficient decisions for productive investment.

The process of creating regulation will be considered by the Regulatory Responsibility Taskforce overseen by Hon Rodney Hide, as Minister for Regulatory Reform.

The Government will pick up the pace of infrastructure investment in order to clear the bottlenecks that hold back a growing economy.  The next three years will see extensive investment in transport, housing and electricity transmission and generation.

We have created the National Infrastructure Unit to provide a coherent framework for investment.  This will be supported by an advisory board with strong private and public sector experience.

By the end of this year, we will have delivered the first national infrastructure plan.  This will provide industry with some certainty about the future and assist government to prioritise its investment.

We have also set out to lift public sector productivity.

The government conducts around a quarter of all economic activity. Public services must play their part in lifting national productivity by using taxpayers’ money more effectively.  Increased funding in this Budget allows public services time to plan for better performance over the next five years.

Mr Speaker,

I move on to our plan to balance the Government’s books.

Shortly after taking office, this Government received an updated set of fiscal projections showing ongoing operating deficits and sharply rising debt levels.

As we indicated last December, it is appropriate that the Government bears its share of the downturn through its own finances.

However, it is clear that future deficits are far from temporary.  The reason for this, alongside the recent downturn, is the fact that in recent years spending increases have got a long way out of line with growth in the economy and with growth in tax revenue.  The fall in revenue caused by the global recession has made this trend obvious.

In the five years to June 2009, core Crown expenditure will have increased by 49 per cent.  By contrast, the nominal economy has grown only 25 per cent and tax revenue by 25 per cent over the same period.  No government, business or household can survive for long with expenditure growing at twice the rate of income.

The result is that public debt is rising rapidly. The current projections show debt would have reached 48 per cent of GDP by 2013 and 70 per cent by 2023, without any commensurate increase in Crown assets.

That level of debt would be more than all the debt raised by government since the Second World War.  It equates to just over $45,000 for every New Zealander. Put another way, it would represent $180,000 of government debt for every family of four — equivalent to a second mortgage on their home.

Projected finance costs would, in time, have reached levels similar to spending on District Health Boards or on all sectors of education combined.

Allowing debt to accumulate rapidly is the surest way to put those services in jeopardy.

New Zealanders know from recent experience the costs of paying for high debt and how difficult it is to bring it down to acceptable levels.

Public debt peaked in 1987 at 76 per cent of GDP.  At that point, finance costs consumed some 20 per cent of all government spending.

It required a monumental effort to reduce debt to today’s level.  This required many measures government might have preferred to avoid, including often harsh spending restraint.  Government finances also benefited from two decades of mostly favourable world growth.  Even then, the debt reduction took 20 years.

Quite possibly, if New Zealand’s debt was to rise again to 1980s proportions it would never be restored back to today’s levels.

Clearly, we can not allow debt to accumulate on this scale.

This Budget will begin to restore the Crown balance sheet to its previous health. A relatively strong balance sheet has helped the economy ride out this shock.  It has also allowed the Government to extend loan guarantees and to make considered and quality spending decisions.

As the recession ends, the Government’s priority will be to rebuild its finances so another generation can cope with future recessions.

Mr Speaker,

This Budget starts the process of changing Government spending priorities.

The first step was to carefully scrutinise existing spending.  This involved considerable input from both my Cabinet colleagues and public sector chief executives.  I commend both groups for their enthusiasm and integrity they have brought to this process.

Budget 2009 includes net new operating spending of $1.45 billion a year, which has been allocated first and foremost to meet the new Government’s priorities.  We have also allocated funding to meet emergency pressures.

The new $1.45 billion annual spending allowance is considerably less than in recent years. New spending in the past five years has averaged around $2.8 billion a year. It would have been imprudent to continue new spending at that rate.

In addition, initial reviews of departmental spending have freed up considerable extra funding by reducing low priority spending.

These reviews have saved about $500 million annually over the next four years, which have been used for higher priority activities.  Many of the initiatives included in Budget 2009 would not have been possible without this reallocation.

In December, the Government announced it would increase its allowance for new capital spending to $1.45 billion a year for the next four years.

This higher capital allowance will be targeted mainly at infrastructure spending.  This is consistent with this Government’s intention to build a more productive, higher-income economy.

Mr Speaker,

The Government remains strongly committed to the public health system.

The Budget provides for $750 million a year in new capital and operating spending within the health sector, or $3 billion from 2008/09 to 2012/13.

Just over $2.1 billion extra over the next four years will go directly to District Health Boards for services to their local communities.  This includes $139 million for subsidised medicines, $46 million to devolve some hospital services to primary care and $90 million to improve age care facilities and respite care for those being cared for at home.

The Budget also provides $70 million for up to 800 additional health professionals to increase services for New Zealanders needing elective surgery.

We will create 60 new medical training places and 50 extra places for general practitioner training, at a combined cost of $43 million.

The Budget provides an extra $103 million to meet increased maternity service needs.

Elsewhere in health, we have allocated $245 million for capital infrastructure. This will be allocated across hospital developments, including the Government’s plan to increase elective operating theatre capacity.

Education is also a priority.

Over the current year and the following four years, the Budget includes more than $1.34 billion in new operating spending and $340 million in new capital spending to deliver on the Government’s election commitments.

Schools funding will continue to increase to pay for increased teacher numbers and salaries, as well as providing for a larger operating grant.

The $523 million boost for the 21st century school building programme in this Budget will build new schools, modernise existing schools and expand capacity.

A further $36 million has been provided to support improvements in numeracy and literacy standards and $51 million has been allocated so more students can access support from the Ongoing and Reviewable Resourcing Schemes.

Early childhood education will receive nearly $70 million more over the next four years.

From July 2010, five year olds and children attending playcentres and kōhanga reo will be eligible for 20 hours per week of early childhood education.

In the year ahead the Government will begin to implement the Youth Guarantee with a particular focus on the fast growing numbers of young unemployed.  Our education and welfare systems need to be adapted to ensure the next generation of workers lift their skill levels and stay connected to the world of work.

The Budget includes funding for a significant initiative to upgrade home insulation.

More than 180,000 homes built before 2000 will have access to grants for insulation and clean heating over the next four years. Most households will be eligible for grants of up to $1,800 and those with Community Cards will be eligible for additional funding.

$323 million is set aside for this, including $244 million of new spending.

In addition, the stimulus to the building industry will provide green jobs to help cushion the effects of the recession.

I particularly thank the Green Party for its role in developing this project as part of its Memorandum of Understanding with the National Government.

Budget 2009 boosts Māori Affairs funding to support families vulnerable during the recession.  Whānau Social Assistance Services will receive $32 million and The Māori Economic Taskforce $10 million.

The Government is grateful to Hon Dr Pita Sharples and Hon Tariana Turia — and indeed to the broader Māori Party, for their contributions to these initiatives.

Science and technology play important roles in the Government’s vision of a better New Zealand.

The Budget includes new initiatives of $321 million for research, science and technology. This includes increased funding to the CRI Capability Fund, the Marsden Fund, Health Research and the introduction of $1 million for Prime Minister’s Prizes for Science.

This includes $190 million over the next four years for a new Primary Growth Partnership. When fully operating in 2012/13, the partnership will see the Government investing $70 million a year in primary sector innovation. It will be matched dollar for dollar by industry.

Law and order is also a priority for this Government.  In a number of areas, the need for extra resourcing was becoming urgent.

The Budget provides more than $900 million in operating and capital funding over the next four years for initiatives across the justice sector.

Police will receive $183 million to provide 600 more Police by 2011.  Half of them will be in Counties-Manukau, with the others spread across the rest of New Zealand.

The Budget also funds tougher anti-money laundering measures, so that New Zealand will meet its international commitments.  Some funding will address more local problems, notably profits from cannabis and methamphetamine sales.

We need to address many downstream pressures within the Justice and Corrections systems.  Community Probation and Psychological services will receive an additional $256 million to manage the increased number of offenders serving community sentences and improve the quality of parole and home detention management.

We also know that our prisons are under pressure.  The Budget provides $3 million in 2008/09 and $385 million over the next four years for increased prison capacity and planning for further potential expansion.

Mr Speaker,

This Budget significantly increases operating funding and capital investment for public services, fulfilling National’s election commitments and meeting the costs of growing demand.

However, the public sector must consider how it will adapt to tighter budgets and smaller or no increases in the future.

Public sector chief executives are already identifying how to deliver services more efficiently. Considered decisions now will avoid harsher decisions later.

I have already referred to the task of providing New Zealand with the infrastructure needed for world class performance.  This Budget contains funding to back our infrastructure plans.

The Government is increasing investment in the state highway network by about $1 billion over the next three years, through changes in the National Land Transport Fund.

This is on top of the Crown investment in transport infrastructure of $142 million announced as part of the February fiscal stimulus package.

We have continued to invest in rail.  Budget 2009 includes $115 million to fund Kiwirail’s purchase of 20 new locomotives and to provide it with access to working capital.  In Budget 2009 we are announcing an additional $90 million of operating support for KiwiRail.

The Government’s plan to provide ultra-fast broadband to most New Zealanders is underway.

This Budget provides an initial $290 million of funding for this project — including a $200 million capital allowance, $48 million for investment in rural broadband infrastructure and $34 million to make schools broadband-ready.

Mr Speaker,

The measures I have outlined will form key elements of our strategy to ensure that New Zealand emerges from the downturn stronger than it entered it.

The Government is determined that future taxpayers will not be burdened with higher debt which is unmatched by increases in productive assets.

To achieve this, the Government has made some difficult decisions.

There will be ongoing restraint on future spending increases.

The new spending allowance in future Budgets will be reduced to $1.1 billion in Budget 2010.  The new spending allowances will then be adjusted to grow at 2 per cent per year in future Budgets.

This represents an appropriate balance between maintaining public services on the one hand and limiting debt on the other.  We will continue scrutinising and reprioritising resources.

The Government believes that equal or better public services can be delivered from existing budgets with better management.

Mr Speaker,

Future spending restraint will help keep debt manageable and contribute to renewed profitability of New Zealand’s exporters.  However, it is not enough.

The Government’s commitment to maintaining New Zealand Superannuation entitlements is absolute.  Entitlements will remain 66 per cent of the average wage after tax, paid from age 65.  As with all public services and entitlements, sound public finances are the best, indeed the only way of ensuring future delivery.

The Government has reviewed all its substantial cash commitments and decided to suspend automatic contributions to the New Zealand Superannuation Fund.

When it was set up, the idea of the Super Fund was to invest Budget surpluses. The Government was then in surplus and expected to remain so for the foreseeable future. Those Budget surpluses have disappeared.

Had contributions continued at the previous rate, the Government would have had to borrow an additional $1.5 billion a year, rising to over $2 billion a year during the next decade.  It makes little economic sense to burden future generations with debt incurred financing investments that were intended to reduce their need to borrow.

We will resume contributions when the operating balance is sufficient in terms of cash flow to meet contributions and other capital spending.  On current projections this will be from 2020/21, and will continue for a decade until withdrawals from the Fund begin in around 2031.

The Government will make a contribution to the New Zealand Superannuation Fund of $250 million in 2009/10.  This will assist the fund to find suitable investment opportunities in New Zealand, and will continue to support local capital markets during the downturn.

The Guardians will actively consider New Zealand-based investments as part of their role of managing the Fund prudently and commercially.

Future contributions to the Fund will be considered annually.

The Government has also examined its revenue strategy.  This Government believes in reducing tax rates.  High marginal tax rates are a cost to the economy.  They reduce incentives to work, to save, to invest and to take risk.

However, the Government’s revenue strategy must be re-evaluated in light of the contracting economy and growing debt we have inherited.

As a result, the Government has decided to defer the second and third tranches of the planned tax cuts in 2010 and 2011 until economic conditions improve.  Taxes were reduced on 1 October 2008 and this Government has enacted tax cuts from 1 April this year. Those tax cuts will be maintained.

The Government will thus have delivered tax cuts worth over $1 billion to more than 1.5 million New Zealanders since being elected.

A person on the average wage has in the past eight months benefited from tax cuts worth more than $30 a week.

Mr Speaker,

The measures outlined this afternoon, the expenditure restraint shown by this Government, deferment of the tax cuts and deferment of Super Fund contributions, will keep the increase in public debt within acceptable levels.

The economic projections show that the economy will trough this year.  In the current year to March 2010 output is expected to shrink by 1.7 per cent.  As growth resumes the economy is expected to expand by 1.8 per cent, 2.9 per cent and 4 per cent respectively in the three years to March 2013.

While the economy picks up in the next few years, Budget deficits persist for the next nine years.  The projected deficit in the year to June 2010 is $7.739 billion, or 4.4 per cent of GDP.

Government net debt will peak at around 36 per cent of GDP by 2016/17.  The debt to GDP ratio will steadily decline over subsequent years.  Finance costs are not projected to exceed 3 per cent of GDP at any point.

As I discussed earlier, this compares with the pre-Budget outlook that would have seen debt continuously rising, accompanied by a rising financing cost.

No increase in public debt is entirely satisfactory.  In this case the world has moved very quickly from the best of times to the worst of times.  It is appropriate that public finances be smoothed through these long-term cycles.

To put the deterioration in perspective, at their peak projected debt levels will be comparable to those of the mid to late 1990s.

This Budget will ensure New Zealand retains one of the lowest debt levels, and one of the strongest balance sheets, in the OECD.

Mr Speaker, this is the first Budget on the road to recovery.

The Prime Minister has made clear this Government’s aspirations for an economy that values enterprise, rewards people for effort and encourages them to get ahead.

Sustained growth and new jobs are about more than just Budgets.  Sustained growth is about providing opportunities for New Zealanders to achieve their aspirations.

In the months to come, New Zealanders will be asked to make changes because the world has changed.

While these changes will be challenging the Government is confident about New Zealand’s prospects.

Our confidence in recovery is confidence in the resilience of New Zealanders — in our collective ability to make practical changes that solve the problems we face, to channel our resources and our brainpower to where they are productive and create new jobs.

Budget 2009 marks a turning point for New Zealand.  Ten years of economic growth and expansive appetites for debt and Government spending have ended.  Today we have outlined the challenge to rebalance the economy from debt and consumption to investment and exports.

The Budget will improve New Zealand’s international competitiveness.

It will get our debt under control and turning down.

It starts to create a government sector that provides better services and delivers better value for taxpayers.

It will help create new and sustainable jobs.

It will begin to build a platform for a much more ambitious New Zealand.

Mr Speaker, I commend this Budget to the House.